SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
Commission file number: 001-13735

MIDWEST BANC HOLDINGS, INC.
401(k) Plan and Trust
(Full title of the plan)

Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

No. 1-3	Not applicable.

No. 4	The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005.

(b)	Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2005, 2004 and 2003, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (Registration No. 333-58899) with the Securities and Exchange Commission on July 10, 1998.
Consent

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 27, 2006

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST

By: Name:	/s/ Mary C. Ceas Mary C. Ceas
Title:	Senior Vice President — Human Resources and Plan Administrator

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2005 and 2004

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2005 and 2004

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Midwest Banc Holdings, Inc.
  401(k) Plan and Trust
Melrose Park, Illinois
We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2005 and 2004, and the changes in its net assets for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Chicago, Illinois
June 27, 2006

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS
Participant-directed Investments, at fair value	$15,425,262	$16,814,493

Receivables (Note 5)	7,189	64,717

NET ASSETS AVAILABLE FOR BENEFITS	$15,432,451	$16,879,210

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (Note 4)	$634,710
Dividends	527,681
Interest	20,587

1,182,978

Contributions
Participant wage deferrals	1,106,935
Employer	717,539
Rollovers	655,174

2,479,648

Total additions	3,662,626

Deductions from net assets attributed to
Benefits paid to participants	1,709,751
Administrative expenses	52,970

Total deductions	1,762,721

Net increase	1,899,905

Net assets available for benefits
Beginning of year	16,879,210

Net transfer out of assets (Note 7)	(3,346,664)

End of year	$15,432,451

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (“the Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries (“the Corporation”) who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Those provisions have been met.
Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. The Corporation matches participant contributions at a rate of 1% more than the participants’ deferral percentage up to a 5% maximum matching contribution.
Participants’ Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Corporation’s contribution and (b) plan earnings. Administrative fees are also allocated and charged to each participant’s account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.
Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or equal installments over a period not more than their assumed life expectancy (or their beneficiary’s assumed life expectancy) at the time of distribution.
Forfeited Accounts: Forfeitures of non-vested money from participant accounts are first used to pay plan expenses and any remaining to reduce future employer contributions. As of December 31, 2005 and 2004, the Plan had $1,222 and $1, respectively, available to pay plan expenses or reduce future employer contributions.
Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant’s account. The interest rate is fixed based on market conditions.
Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances in a variety of investment choices as more fully described in the Plan’s literature. Participants may change their investment options at any time.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.
Investment Valuation and Income Recognition: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. As of October 1997, Plan participants were no longer allowed to acquire additional employer stock within the Plan, and the Plan was not allowed to purchase further employer stock for investment. Effective January 20, 2006, participants are allowed to acquire employer stock within the Plan. Participant loans are carried at their remaining principal balance, which approximates fair value.
The Plan also invests in a group annuity contract with MetLife. The group annuity contract is fully benefit responsive and therefore valued at contract value, which approximates fair value, as reported to the Plan by AST Trust Company. Contract value represents contributions made, plus interest earnings, less withdrawals for benefit payments and administrative expenses. The average yield and crediting interest rate was approximately 4.31% and 4.35%, respectively, for 2005. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Risks and Uncertainties: The Plan provides for investment options in various mutual funds, common stock, and an insurance contract. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
The Plan holds a significant amount of the Corporation’s stock as an investment of the Plan.
Payment of Benefits: Benefits are recorded when paid.
New Accounting Pronouncement: In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP makes the definition of benefit-responsive more restrictive so that certain investment contracts currently reported at contract value may need to be reported at fair value. Management has not determined the impact of this standard, which is effective for the plan year ending December 31, 2006, will have on the Plan’s financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE 3 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.
NOTE 4 — INVESTMENTS
The following presents the fair value of significant investments:

	2005	2004
Investments at fair value
Mutual funds
American Funds American Balanced Fund	$1,837,525	$2,225,281
American Funds EuroPacific Growth Fund	1,406,482	1,161,112
American Funds Growth Fund of America	1,419,003	1,405,701
Dreyfus S&P 500 Index Fund	800,012	869,596
Federated Bond Fund	583,798	792,377
Federated Kaufmann Fund	2,050,026	2,005,689
Franklin Small-Mid Cap Growth Fund	913,761	962,591
Van Kampen Comstock Fund	2,265,408	2,544,591
Common stock
Midwest Banc Holdings, Inc. 64,632 and 85,256 shares at December 31, 2005 and 2004 (party-in-interest investment)	1,546,894	1,961,687
Investments at contract value
Annuity contract
MetLife Stable Value Fund	1,864,386	2,542,015
During the year ended December 31, 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Mutual funds	$556,097
Common stock	78,613

$634,710

NOTE 5 — PARTIES-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan’s financial statements were paid by the Corporation.
Plan transactions with parties-in-interest during the year ended December 31, 2005 were as follows:

Identity	Relationship	Description	Amount
American Express Tax and Business Services, Inc.	Plan Recordkeeper	Quarterly allocation fees	$33,826

AST Trust Company	Plan Trustee	Service Fees	$19,144

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
The Plan held the following party-in-interest investments (at fair value) at December 31, 2005 and 2004:

	2005	2004
Midwest Banc Holdings, Inc. common stock	$1,546,894	$1,961,687
Participant loans	291,161	343,853
Receivables *	7,189	64,717

*	The 2005 receivable reflects a distribution returned in 2006, and the 2004 receivable reflects 2004 contributions deposited in 2005.
Midwest Banc Holdings, Inc. paid $0.48 per share in dividends on its common stock for 2005. Common dividends are reinvested in common stock and therefore are included in the fair value of the common shares held in the Plan.
NOTE 6 — TAX STATUS
Effective January 1, 2002, the Plan adopted a non-standardized prototype plan of American Express Tax & Business Services. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not individually sought a determination from the IRS on its qualification status.
NOTE 7 — NET TRANSFER OF ASSETS
On September 30, 2005, the Corporation sold Midwest Bank of Western Illinois, one of its wholly owned subsidiaries. All participants and their related accounts were transferred out of the Plan during 2005.

SUPPLEMENTAL SCHEDULE

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor, or	of Interest, Collateral, Par,	(d)	(e)
(a)	Similar Party	or Maturity Value	Cost	Current Value
Mutual Funds

	American Funds	American Balanced Fund	#	$1,837,525

	Van Kampen Funds	Comstock Fund	#	2,265,408

	American Funds	EuroPacific Growth Fund	#	1,406,482

	Franklin Templeton	Small-Mid Cap Growth Fund	#	913,761

	Federated	Bond Fund	#	583,798

	Federated	Kaufmann Fund	#	2,050,026

	American Funds	Growth Fund of America	#	1,419,003

	Dreyfus	S&P 500 Index Fund	#	800,012
	Munder	Small Cap Value Fund	#	25,658

				11,301,673
Common Stock

*	Midwest Banc Holdings, Inc.	Unitized Fund, 64,632 shares	#	1,546,894

*	Wedgewood Focused Portfolio	Unitized Fund, 3,206 shares	#	33,314

Annuity Contract

	MetLife	Stable Value Fund	#	1,864,386

Cash and Equivalents

	Cash			387,834

Loans

*	Plan Participants	Interest rates at 5.00% - 10.50%	—	291,161

		Total investments		$15,425,262

*	Party-in-interest.

#	Investment is participant-directed, therefore, historical cost is not required.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC